Exhibit 99.1

Crypto Payments Sector Advances as Managed Stablecoin Rails Launch, Merchant Use Cases Expand, and Regulatory Frameworks Tighten

NEW YORK CITY, NY / ACCESS Newswire / April 16th, 2026 / Black Titan Corporation (NASDAQ:BTTC)

The crypto payments sector continued to move toward broader institutional adoption during the week of April 7–13, 2026, as a series of developments across stablecoin infrastructure, merchant payments, and regulatory policy signaled growing operational maturity across the market.

The week’s activity suggests that the industry is progressing beyond pilot-stage experimentation and toward a more structured phase defined by managed settlement infrastructure, integration with existing payment platforms, and increasingly formal regulatory oversight.

Among the week’s most significant developments, Circle on April 8 announced the launch of CPN Managed Payments, a fully managed offering built on the Circle Payments Network. The product is designed to enable payment service providers, fintech companies, banks, and enterprises to access regulated stablecoin settlement without directly operating blockchain infrastructure or holding digital assets themselves.

Circle said the offering supports cross-border settlement in USDC, merchant acceptance, global payouts, and lower-friction foreign exchange workflows, while Circle manages minting, burning, orchestration, compliance, and the underlying blockchain infrastructure. The company also said that USDC had supported more than $70 trillion in cumulative onchain settlement as of March 25, 2026.

That launch was reinforced by immediate ecosystem participation. Also during the week, Thunes announced that it had joined CPN Managed Payments, allowing customers to access stablecoin-enabled settlement while remaining in fiat-based workflows. Thunes said its existing network spans more than 140 countries and 90+ currencies, connecting to billions of wallets and bank accounts. The development highlights how stablecoin settlement is increasingly being integrated into established cross-border payments infrastructure rather than operating in isolation from traditional financial systems.

Merchant-facing payment adoption also expanded. On April 7, Paysafe announced the launch of Pay with Crypto for U.S. iGaming and daily fantasy sports operators, powered by MoonPay. The service enables users to fund merchant accounts using USDC, other stablecoins, and major cryptocurrencies, with deposits converted into U.S. dollars for operator use. According to the companies, the infrastructure also supports merchant settlement in stablecoins, U.S. dollars, or other major fiat currencies.

The launch represents another example of crypto payment functionality being embedded into mainstream merchant payments infrastructure, rather than remaining confined to crypto-native commerce environments.

In parallel with product and network expansion, policymakers continued to formalize the legal and supervisory environment for payment stablecoins. Between April 8 and April 10, the U.S. Treasury advanced implementation of the GENIUS Act through proposed anti-money-laundering and sanctions-compliance requirements for permitted payment stablecoin issuers. Around the same time, Treasury also launched a cybersecurity information-sharing initiative for the digital asset industry, extending to eligible firms the same type of threat intelligence access available to traditional financial institutions.

These developments are notable because they address two of the core institutional requirements for scale in crypto payments: regulatory clarity and operational resilience.

Outside the United States, Hong Kong delivered one of the week’s most important regulatory milestones. On April 10, the Hong Kong Monetary Authority granted its first stablecoin issuer licences to Anchorpoint Financial Limited and HSBC. According to the HKMA, both licensees initially intend to issue Hong Kong dollar-referenced stablecoins, with expected use cases including cross-border payments, local payments, tokenised asset trading, conditional payments, and supply-chain finance.

The move positions Hong Kong among the first major international financial centres to move from stablecoin framework design into actual issuer licensing with near-term commercial applications.

Taken together, the week’s developments underscore a broader market transition. Managed stablecoin settlement products are becoming available to mainstream financial institutions, merchant payment integrations are expanding through familiar payment platforms, and regulators are moving from policy discussion into implementation and licensing.

While the market has not yet reached full-scale global deployment, the direction is increasingly clear: crypto payments infrastructure is becoming more compatible with institutional operating requirements, more integrated with real-world payment flows, and more supported by formal compliance and regulatory frameworks.

About Black Titan Corp (NASDAQ: BTTC) Black Titan Corp is a recent digital asset technology company focusing on the DAT+ strategy, utilizing its corporate balance sheet to support, govern, and provide liquidity to decentralized protocols. For more information, please visit https://www.blacktitancorp.com/ttdat.html.

This research note is provided for informational purposes only and does not constitute investment advice, legal counsel, or a solicitation to buy or sell any financial instruments. Digital assets involve significant risk, including smart contract vulnerability and regulatory shifts.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those anticipated in the forward-looking statements. Forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including market volatility, regulatory developments. The Company undertakes no obligation to update or revise any forward-looking statements except as required by law.

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Czhang Lin

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